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                           August 10, 2022

       Barry Kostiner
       Interim Chief Executive Officer
       Legacy Education Alliance, Inc.
       1490 N.E. Pine Island Road, Suite 5D
       Cape Coral, FL 33909

                                                        Re: Legacy Education
Alliance, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed March 31,
2022
                                                            File No. 000-55790

       Dear Mr. Kostiner:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2021

       Financial Statements, page F-1

   1.                                                   Please amend your Form
10-K to also include an audit report that covers your
                                                        consolidated balance
sheet as of December 31, 2020 and your consolidated statements of operations and
comprehensive income, changes in stockholders    deficit, and cash flows
                                                        for the year then
ended, and the related notes. Refer to Rule 8-02 of Regulation S-X.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Barry Kostiner
Legacy Education Alliance, Inc.
August 10, 2022
Page 2

       You may contact Blaise Rhodes at 202-551-3774 or Rufus Decker at 202-551-3769 if
you have questions.



FirstName LastNameBarry Kostiner                        Sincerely,
Comapany NameLegacy Education Alliance, Inc.
                                                        Division of Corporation
Finance
August 10, 2022 Page 2                                  Office of Trade &
Services
FirstName LastName